UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35148 / February 27, 2024

In the Matter of   :
                                                    :
Blue Tractor ETF Trust   :
Blue Tractor Group, LLC   :
                                                    :
57 West 57th Street, 4th Floor   :
New York, NY 10019   :
                                                    :
(812-15209)   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940

Blue Tractor ETF Trust and Blue Tractor Group, LLC filed an application on March 19,
2021, and amendments to the application on August 12, 2021, February 15, 2022, June 3,
2022, June 7, 2023 and January 30, 2024, requesting an order to amend a prior order[1] under
section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from
sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 thereunder; under
sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and
17(a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections
12(d)(1)(A) and 12(d)(1)(B) of the Act[2] (as subsequently amended[3], the "Prior Order").
The Prior Order permitted registered open-end investment companies that are actively
managed exchange traded funds to operate without being subject to a daily portfolio
transparency condition (each, a "Fund").

Under the Prior Order, a Fund may not borrow for investment purposes or hold short positions.
The amended order permits Funds to engage in short selling, but only in the same types of
instruments that a Fund is permitted to hold as long positions in its actual portfolio.

On January 31, 2024, a notice of the filing of the application was issued (Investment Company
Act Release No. 35121). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was

---

[1]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 33682
       (Nov. 14, 2019) (notice) and Investment Company Act Release No. 33710 (Dec. 10, 2019) (order).

[2]   The relief granted in the Prior Order (as defined herein) under section 12(d)(1)(J) of the Act for an exemption
       from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the "Section 12(d)(1) Relief"), and relief under
       sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act relating to
       the Section 12(d)(1) Relief, expired on January 19, 2022. See Fund of Funds Arrangements, Investment
       Company Act Rel. No. 10871 (Oct. 7, 2020), at III.

[3]   *See* Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Release No. 34194
       (Feb. 10, 2021) (notice) and Investment Company Act Release No. 34221 (Mar. 9, 2021) (order).

ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested order is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of Blue Tractor ETF Trust and Blue Tractor Group, LLC (File No. 812-15209),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry Haywood,

Assistant Secretary.